812 San Antonio Street Suite 600 Austin, Texas 78701 Tel 512 • 583 • 5900 Fax 512 • 583 • 5940
Lowell W. harrison Direct Dial: 512.583.5905 EMAIL: lharrison@fkhpartners.com

April 11, 2018

Via Federal Express and EDGAR

Mr. Eric Envall

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Business First Bancshares, Inc.
Registration Statement on Form S-3
Filed February 15, 2018
File No. 333-223043

Dear Mr. Envall:

On behalf of our client, Business First Bancshares, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of March 6, 2018 (the “Comment Letter”). We have enclosed for filing with the Commission a copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-3 of the Company (the “Revised Registration Statement”), as submitted to the Commission’s EDGAR system. The Company has paid an additional amount to the SEC to cover the increased filing fee as a result of the amendment.

We are separately providing the Staff copies of this letter and marked copies of the Revised Registration Statement.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses of the Company follow each reproduced comment.

Securities and Exchange Commission
April 11, 2018

General

1.      You disclose in the third paragraph of the prospectus cover page that, prior to this offering there has been no established public market for your stock. We also note your first risk factor disclosure on page six stating that while you have applied to have your common stock listed on Nasdaq Global Select Market, that application may not get approved. As such, it does not appear that you satisfy the transaction requirements for a secondary offering as your shares are not currently listed and registered on a national securities exchange, or quoted on an automated quotation system. Please provide us with a legal analysis demonstrating that you are eligible to register this resale transaction on Form S-3 at this time. Alternatively, please file the amendment to your registration statement on the appropriate form. For guidance, please refer to General Instruction I.B.3. of Form S-3.

The Company filed a Registration on Form 8-A to register its common stock under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) on April 4, 2018. Effective April 9, 2018, the Company’s common stock was listed for trading on the NASDAQ Global Select Market, and certification of such was provided to the Commission. As such, the Company’s Registration Statement on Form 8-A became effective on such date.

As of the original filing date, February 15, 2018, the Company satisfied all other eligibility criteria for the registration of securities on Form S-3, and continues to satisfy them as of the date of this letter.

Selling Shareholders, page 11

2.     It appears that AB Financial Services Opportunities Master Fund L.P. and Stephens BFB LLC may be affiliates of broker-dealers. Please disclose whether these or any of your other selling shareholders are broker-dealers or affiliates of broker-dealers. If a selling shareholder is a broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, in connection with a selling shareholder who is an affiliate of a broker-dealer, please disclose if true, that:

- the selling shareholder purchased the shares being registered for resale in the ordinary course of business; and

- at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are unable to make these representations, please disclose that the selling shareholder is an underwriter.

AB Financial Services Opportunities Master Fund L.P. has represented to the Company that they are not an affiliate of a broker-dealer. Appropriate disclosures regarding Stephens BFB LLC have been made in the Revised Registration Statement.

Securities and Exchange Commission
April 11, 2018

Please do not hesitate to contact us if you have any questions concerning any aspect of the Revised DRS or if we may be of further assistance. You can reach me directly at (512) 583-5905 and John Wilson at (512) 583-5923. We appreciate your prompt attention to this matter.

Very truly yours,

/s/ Lowell W. Harrison
Lowell W. Harrison

Enclosure

cc:	David R. “Jude” Melville, III, Business First Bancshares, Inc.
John T. Wilson, Jr., firm